UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

AVERY DENNISON CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-7685	95-1492269
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

207 Goode Avenue, Glendale, California	91203
(Address of principal executive offices)	(Zip code)

Vikas Arora, (626) 304-2000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Avery Dennison Corporation (the “Company”) is filing this Specialized Disclosure Report (Form SD), including the Conflict Minerals Report attached as Exhibit 1.01 hereto, for the calendar year ended December 31, 2016 to comply with Rule 13p-1 of the Securities Exchange Act of 1934, as amended. Both reports have been posted and are publicly available on the Company’s website at www.averydennison.com/en/home/sustainability/our-sustainability-commitment/reports-downloads.html. Information on the Company’s website is not and should not be considered part of, nor is it incorporated by reference into, this Form SD.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report for calendar year 2016 is filed as Exhibit 1.01 of this report and is incorporated herein by reference.

Section 2 — Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report of Avery Dennison Corporation, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AVERY DENNISION CORPORATION

Date: May 26, 2017
	By:	/s/ Susan C. Miller
	Name:	Susan C. Miller
	Title:	Senior Vice President, General Counsel and Secretary